Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with Taboola’s audited consolidated financial statements and the related notes appearing in our registration statement on Form F-1 on file with the U.S. Securities and Exchange Commission (the “SEC”) and the pro forma financial information as of and for the year ended December 31, 2020 and the six months ended June 30, 2021 under the heading “Unaudited Pro Forma Condensed Combined Financial Information” included in our Prospectus dated October 6, 2021 forming part of our registration statement on Form F-1/A. Some of the information contained in this discussion and analysis is set forth elsewhere in our registration statement on Form F-1/A, including information with respect to Taboola’s plans and strategy for Taboola’s business, and includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements,” Taboola’s actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Throughout this section, unless otherwise noted or the context requires otherwise, “we,” “us,” “our” and the “Company” refer to Taboola and its consolidated subsidiaries, and in references to monetary amounts, “dollars” and “$” refer to U.S. Dollars, and “NIS” to refers to New Israeli Shekels.

Overview

Taboola is a technology company that powers recommendations across the Open Web with an artificial intelligence, or AI-based, algorithmic engine that we have developed over the past 13 years.

We think of ourselves as a search engine, but in reverse — instead of expecting people to search for information, we recommend information to people. You’ve seen us before: we partner with websites, devices, and mobile apps, which we collectively refer to as “digital properties’’, to recommend editorial content and advertisements on the Open Web, outside of the closed ecosystems of the walled gardens such as Facebook, Google, and Amazon.

Digital properties use our recommendation platform to achieve their business goals, such as driving new audiences to their sites and apps, or increasing engagement on site — and we don’t charge them for these services. We also provide a meaningful monetization opportunity to digital properties by surfacing paid recommendations by advertisers. Unlike walled gardens, we are a business-to-business, or B2B, company with no competing consumer interests. We only interact with consumers through our partners’ digital properties, hence we do not compete with our partners for user attention. Our motivations are aligned. When our partners win, we win, and we grow together.

We empower advertisers to leverage our AI-powered recommendation platform to reach targeted audiences, utilizing effective, native ad-formats across digital properties. We generate revenues when people click on or, in some cases, view the ads that appear within our recommendation platform. Advertisers pay us for those clicks or impressions and we share the resulting revenue with the digital properties who display those ads.

Our powerful recommendation platform was built to address a technology challenge of significant complexity: predicting which recommendations users would be interested in, without explicit intent data or social media profiles. Search advertising platforms have access, at a minimum, to users’ search queries, which indicates intent, while social media advertising platforms have access to rich personal profiles created by users. In contrast, we base our recommendations on an extensive dataset of context and user behavior derived from the intersection of thousands of digital properties and millions of recommended items, including ads and editorial content.

Our annual Revenues grew to $1,188.9 million in 2020, from $1,093.8 million in 2019 and $909.2 million in 2018. Over the same three years, our Gross profit grew to $319.5 million, from $232.0 million and $234.2 million, and our ex-TAC Gross Profit grew to $382.4 million, from $295.8 million and $281.5 million, respectively. Our Net income (loss) for the same three years was $8.5 million, ($28.0) million and $10.7 million, respectively, while our Adjusted EBITDA was $106.2 million, $34.1 million and $66.9 million, respectively. For more information about ex-TAC Gross Profit and Adjusted EBITDA, see “— Non-GAAP Financial Measures.”

ION Merger Agreement

On January 25, 2021, we and one of our subsidiaries entered into a Merger Agreement with ION Acquisition Corp. 1 Ltd., or ION. Under that agreement, our subsidiary merged with and into ION, with ION continuing as the surviving company and becoming our direct, wholly-owned subsidiary. The Merger Agreement and the related transactions were unanimously approved by both our and ION’s boards of directors. The ION business combination, or the “Business Combination,” closed June 29, 2021 and our ordinary shares and warrants began trading on the NASDAQ on June 30, 2021. In connection with the Merger Agreement, we also obtained commitments for the purchase in private transactions which closed concurrently with the Business Combination of approximately $285 million of our ordinary shares, of which approximately $150 million was purchased directly from certain of our existing shareholders, primarily from early investors.

Connexity Acquisition

          On September 1, 2021 we completed our previously announced acquisition of Shop Holding Corporation, which we refer to as Connexity. The total purchase price of approximately $800 million included retention incentives, and is subject to customary purchase price adjustments for working capital and indebtedness.

At closing, we issued 17,328,049 of our ordinary shares based on a fair value of shares at the closing date of $157.7 million to the seller and paid the seller approximately $593.9 million in cash with an additional $9.3 million to be paid subsequently.

An additional 3,681,030 shares are deliverable to Connexity employees in installments over three years following the closing as part of holdback arrangements, subject to continued employment with Taboola. Separately, certain employees of Connexity have been granted incentive equity awards of approximately $40 million that will settle in our ordinary shares and will vest subject to their continued employment with Taboola over the next approximately five years.

At the closing we also entered into a $300 million senior secured term loan credit agreement and used the full proceeds of the loan, net of issuance cost to finance, in part, the Connexity acquisition. See Notes 5, 6 and 7 of Notes to Unaudited Interim Consolidated Financial Statements.

For further information please refer to the “Unaudited Pro Forma Condensed Combined Financial Information” and other information regarding the Connexity acquisition included in our Prospectus dated October 6, 2021 forming part of our registration statement on Form F-1/A and our report on Form 6-K dated September 1, 2021.

Key Factors and Trends Affecting our Performance

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section entitled “Risk Factors” included in our Prospectus dated October 6, 2021 forming part of our registration statement on Form F-1/A.

Maintaining and Growing Our Digital Property Partners

We have a robust network of digital property partners under contracts that provide exclusivity and cover multiple years at inception. These agreements typically require that our code be integrated on the digital property web page because of the nature of providing both editorial and paid recommendations. This means that in the vast majority of our business, we do not bid for ad placements, as traditionally happens in the advertising technology space, but rather see all users that visit the pages on which we appear. This is true across all platforms and in all geographies. Due to our multi-year exclusive contracts and high retention rates, our supply is relatively consistent and predictable. We had approximately 9,000, 7,000 and 6,000 digital property partners in the fourth quarter of 2020, 2019 and 2018, respectively.

We have a strong record of growing the revenue generated from our digital property partners. We grow our digital property partner relationships in four ways. First, we grow the revenue from these partnerships by increasing our yield over time. We do this by improving our algorithms, expanding our advertiser base and increasing the amount of data that helps target our ads. Second, we continuously innovate with new product offerings and features that increase revenue. Third, we innovate by launching new advertising formats. Fourth, we work closely with our digital property partners to find new placements and page types where we can help them drive more revenue.

We have two primary models for sharing revenue with digital property partners. The most common model is a straight revenue share model. In this model, we agree to pay our partner a fixed percentage of the revenue that we generate from advertisements placed on their digital properties. The second model includes guarantees. Under this model, we pay our partners the greater of a fixed percentage of the revenue we generate and a guaranteed amount per thousand page views. In the past, we have and may continue to be required to make significant payments under these guarantees.

Growing Our Advertiser Client Base

We have a large and growing network of advertisers, across multiple verticals. We had approximately 13,000, 12,000 and 10,000 advertiser clients working with us directly, or through advertising agencies, worldwide during the fourth quarter of 2020, 2019 and 2018, respectively. A large portion of our revenue comes from advertisers with specific performance goals, such as obtaining subscribers for email newsletters or acquiring leads for product offerings. These performance advertisers use our service when they obtain a sufficient return on ad spend to justify their ad spend. We grow the revenue from performance advertisers in three ways. First, we improve the performance of our network by developing new product features, improving our algorithms and optimizing our supply. Second, we secure increased budgets from existing advertisers by offering new ad formats and helping them achieve additional goals. Third, we grow our overall advertiser base by bringing on new advertisers that we have not worked with previously. In addition to our core performance advertisers, video brand advertisers are a small but growing portion of our revenue.

Improving Network Yield

One way that we grow our revenue is by increasing the yield on our network, which is a general term for the revenue that we make per advertising placement. Because we generally fill close to 100% of advertising impressions available, yield is generally not affected by changing fill rates, but rather is impacted in four ways. First, we increase our yield by improving the algorithms that select the right ad for a particular user in a particular context.  These algorithms are based on Deep Learning technology and are a key competitive advantage. Second, we continuously innovate and develop new product offerings and features for advertisers, which help increase their success rates on our network and improve yield. Third, as we grow our advertiser base and mix of advertisers, including adding advertisers able to pay higher rates, our yields increase because of increasing competitive pressure in our auction. Finally, we increase our yield by optimizing the way we work with digital properties, including changing formats and placements. Increasing yield drives higher revenues on all digital property partners. Increasing yield also generally increases margins for ex-TAC Gross Profit, a non-GAAP measure, for those digital property partners to whom we are paying guarantees.

Product and Research & Development

We view research and development expenditures as investments that help grow our business over time. These investments, which are primarily in the form of employee salaries and related expenditures and hardware infrastructure, can be broken into two categories. This first category includes product innovations that extend the capabilities of our current product offerings and help us expand into completely new markets. This includes heavy investment in AI (specifically Deep Learning) in the form of server purchases and expenses for data scientists. This category of investment is important to maintain the growth of the business but can also generally be adjusted up or down based on management’s perception of the potential value of different investment options. The second category of investments are those that are necessary to maintain our core business. These investments include items such as purchasing servers and other infrastructure necessary to handle increasing loads of recommendations that need to be served, as well as the people necessary to maintain the value delivered to our customers and digital property partners, such as investments in code maintenance for our existing products. This type of investment scales at a slower rate than the growth of our core business.

Managing Seasonality

The global advertising industry has historically been characterized by seasonal trends that also apply to the digital advertising ecosystem in which we operate. In particular, advertisers have historically spent relatively more in the fourth quarter of the calendar year to coincide with the year-end holiday shopping season, and relatively less in the first quarter. We expect these seasonality trends to continue, and our operating results will be affected by those trends with revenue and margins being seasonally strongest in the fourth quarter and seasonally weakest in the first quarter.

Privacy Trends and Government Regulation

We are subject to U.S. and international laws and regulations regarding data privacy, digital advertising and the collection of user data. In addition, large Internet and technology companies such as Google and Apple are making their own decisions as to how to protect consumer privacy, which impacts the whole digital ecosystem. Because we power editorial recommendations, digital properties typically embed our code directly on their web pages. This makes us less susceptible to many of these regulations and industry trends because we are able to drop first party cookies. In addition, because of this integration on our partners’ pages, we have rich contextual information to use to further refine the targeting of our recommendations.

Impact of COVID-19

In December 2019, COVID-19 was first reported to the World Health Organization, or WHO, and in January 2020, the WHO declared the outbreak to be a public health emergency. In March 2020, the WHO characterized COVID-19 as a pandemic. The spread of COVID-19 initially significantly impacted the digital advertising industry, reducing advertising budgets, lowering ad rates and leading advertisers to defer planned ad campaigns.

We experienced a notable decline in advertising rates soon after the onset of the COVID-19 pandemic, and we attribute an approximately 12% reduction in our second quarter of 2020 revenue to the pandemic. We took three steps to address the reduction in advertising rates, which resulted in a gradual recovery in revenue that continued throughout the remainder of the year. First, we worked with our digital property partners to optimize yield by focusing on revenue-generating enhancements. Second, we focused our sales efforts on finding advertisers that were still spending online and trying to reach consumers who were sheltering at home. This effort, combined with a return of spend from certain types of advertisers, allowed us to grow our advertiser base and increase yield. Finally, we continued our investment in our algorithms that help improve yields. After the reduction in advertising and rates in the first two quarters of 2020, we saw a strong recovery in our network yield in the third quarter. The gains in network yields we realized in the second half of 2020 continued into the first two quarters of 2021 and we expect network yields to increase during the second half of 2021 at rates consistent with pre-COVID historical levels.

As a result of the pandemic, we restricted employee travel, asked all non-essential personnel to work from home, cancelled physical participation in sales activities, meetings, events and conferences, which reduced our operating expenses. We also examined the efficiency and impact of expenditures across our business and found more efficient ways to work in many cases. This included imposing a hiring freeze while we worked to optimize the way we conducted business. As part of our close relationship with our digital property partners, certain of our partners that had guarantee compensation arrangements agreed to forgo their guarantee compensation and instead shift to 100% revenue share until yield recovered. In connection with these arrangements, for certain digital property partners, we extended their agreements. In the fourth quarter of 2020, we returned to guarantee arrangements with substantially all of the affected digital property partners and agreed with them to undo the 100% revenue share arrangement, reinstate the original payment terms, and make payments, retroactively, of the guarantee under the original compensation terms.

The ultimate societal and economic impact of the COVID-19 pandemic remains unknown. In particular, we cannot predict whether any worsening or continuation of the pandemic, or any resulting recession, will adversely affect our business.

Key Financial and Operating Metrics

We regularly monitor a number of metrics in order to measure our current performance and project our future performance. These metrics aid us in developing and refining our growth strategies and making strategic decisions.

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	Unaudited		Unaudited

Revenues	$338,768	$290,585	$970,790	$837,599
Gross profit	107,685	89,596	297,429	226,476
ex-TAC Gross Profit (1)	126,869	104,297	349,653	272,150
Net cash provided by operating activities	26,573	33,776	40,553	81,618
Free Cash Flow (1)	19,474	30,730	11,779	67,938
Net income (loss)	17,296	16,688	(25,533)	5,740
Adjusted EBITDA (1)	39,734	40,055	114,080	73,200
Net income (loss) Margin	5.1%	5.7%	-2.6%	0.7%
Ratio of Net income (loss) to Gross profit	16.1%	18.6%	-8.6%	2.5%
Ratio of Adjusted EBITDA to ex-TAC Gross Profit (1)	31.3%	38.4%	32.6%	26.9%
Cash, cash equivalents and short-term deposits	311,768	185,673	311,768	185,673

(1)	Non-GAAP measure. Refer to “—Non-GAAP Financial Measures” below for an explanation and reconciliation to GAAP metrics.

Revenues

Substantially all of our Revenues are generated from advertisers. We enter into commercial arrangements with advertisers defining the terms of our service and the basis for our charges. Generally, our charges are based on a CPC or CPM basis. For campaigns priced on a CPC basis, we recognize these Revenues when a user clicks on an advertisement we deliver. For campaigns priced on a CPM basis, we recognize these Revenues when an advertisement is displayed.

Gross profit

Gross profit is calculated as presented on our consolidated statement of income (loss) for the periods presented.

ex-TAC Gross Profit

We calculate ex-TAC Gross Profit as Gross profit adjusted to include Other cost of revenues.

Net cash provided by operating activities

Net cash provided by operating activities is our Net income (loss) adjusted for non-cash charges and net cash provided by changes in our working capital.

Free Cash Flow

We calculate Free Cash Flow as Net cash provided by operating activities minus purchases of property, plant and equipment, including capitalized platform costs. We expect our Free Cash Flow to fluctuate in future periods as we invest in our business to support our plans for growth.

Net income (loss)

Net income (loss) is calculated as presented on our consolidated statement of income (loss) for the periods presented.

Adjusted EBITDA

We calculate Adjusted EBITDA as Net income (loss) before net financial expenses, income tax expenses/ benefit and depreciation and amortization, further adjusted to exclude share-based compensation and other noteworthy income and expense items such as certain merger or acquisition related costs, which may vary from period-to-period.

Net income (loss) Margin

Net income (loss) Margin is Net income (loss) divided by Revenues.

Ratio of Net income (loss) to Gross profit

We calculate Ratio of Net income (loss) to Gross Profit as Net income (loss) divided by Gross profit.

Ratio of Adjusted EBITDA to ex-TAC Gross Profit

We calculate Ratio of Adjusted EBITDA to ex-TAC Gross Profit as Adjusted EBITDA divided by ex-TAC Gross Profit.

Cash, cash equivalents and short-term deposits

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less. Short-term deposits are bank deposits with maturities of more than three months but less than one year.

Non-GAAP Financial Measures

We are presenting the following non-GAAP financial measures because we use them, among other things, as key measures for our management and board of directors in managing our business and evaluating our performance. We believe they also provide supplemental information that may be useful to investors. The use of these measures may improve comparability of our results over time by adjusting for items that may vary from period to period or not be representative of our ongoing operations.

These non-GAAP measures are subject to significant limitations, including those identified below. In addition, other companies may use similarly titled measures but calculate them differently, which reduces their usefulness as comparative measures. Non-GAAP measures should not be considered in isolation or as a substitute for GAAP measures. They should be considered as supplementary information in addition to GAAP operating and financial performance measures.

ex-TAC Gross Profit

We believe that ex-TAC Gross Profit, which we calculate as Gross profit adjusted to include Other cost of revenues, is useful because traffic acquisition cost, or TAC, is what we must pay digital properties to obtain the right to place advertising on their websites, and we believe focusing on ex-TAC Gross Profit better reflects the profitability of our business. We use ex-TAC Gross Profit as part of our business planning, for example in decisions regarding the timing and amount of investments in areas such as infrastructure.

Limitations on the use of ex-TAC Gross Profit include the following:

•	Traffic acquisition cost is a significant component of our Cost of revenues but is not the only component; and

•	ex-TAC Gross Profit is not comparable to our Gross profit and by definition ex-TAC Gross Profit presented for any period will be higher than our Gross profit for that period

The following table provides a reconciliation of Revenues and Gross profit to ex-TAC Gross Profit:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	(unaudited)		(unaudited)

	(dollars in thousands)		(dollars in thousands)
Revenues	$338,768	$290,585	$970,790	$837,599
Traffic acquisition cost	211,899	186,288	621,137	565,449
Other cost of revenues	19,184	14,701	52,224	45,674
Gross Profit	$107,685	$89,596	$297,429	$226,476
Add back: Other cost of revenues	19,184	14,701	52,224	45,674
ex-TAC Gross Profit	$126,869	$104,297	$349,653	$272,150

Adjusted EBITDA and Ratio of Adjusted EBITDA to ex-TAC Gross Profit

We believe that Adjusted EBITDA is useful because it allows us and others to measure our performance without regard to items such as share-based compensation expense, depreciation and interest expense and other items that can vary substantially depending on our financing and capital structure, and the method by which assets are acquired. We use Adjusted EBITDA and GAAP financial measures for planning purposes, including the preparation of our annual operating budget, as a measure of performance and the effectiveness of our business strategies, and in communications with our board of directors. We may also use Adjusted EBITDA as a metric for determining payment of cash or other incentive compensation.

Limitations on the use of Adjusted EBITDA include the following:

●
although depreciation expense is a non-cash charge, the assets being depreciated may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

●
Adjusted EBITDA excludes share-based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense for our business and an important part of our compensation strategy;

●
Adjusted EBITDA does not reflect, to the extent applicable for a period presented: (1) changes in, or cash requirements for, our working capital needs; (2) interest expense, or the cash requirements necessary to service interest or if applicable principal payments on debt, which reduces cash available to us; or (3) tax payments that may represent a reduction in cash available to us; and

●
the expenses and other items that we exclude in our calculation of Adjusted EBITDA may differ from the expenses and other items, if any, that other companies may exclude from Adjusted EBITDA when they report their operating results. We calculate Adjusted EBITDA as Net income (loss) before net financial expenses, income tax expenses/ benefit and depreciation and amortization, further adjusted to exclude share-based compensation and other noteworthy income and expense items such as certain merger or acquisition related costs, which may vary from period-to-period.

The following table provides a reconciliation of Net income (loss) to Adjusted EBITDA.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	(unaudited)		(unaudited)

	(dollars in thousands)		(dollars in thousands)
Net income (loss)	$17,296	$16,688	$(25,533)	$5,740
Adjusted to exclude the following:
Financial expenses (income), net	(13,960)	844	(13,077)	1,050
Tax expenses (income)	(3,460)	4,009	6,699	13,137
Depreciation and amortization	13,160	8,021	30,050	26,848
Share-based compensation expenses (1)	19,940	6,520	103,594	11,013
M&A costs (2)	5,918	3,973	11,507	15,412
Holdback compensation expenses	840	-	840	-
Adjusted EBITDA	$39,734	$40,055	$114,080	$73,200

(1)	For the 2021 periods, a substantial majority is Share-based compensation expenses from equity awards that vested upon going public.

(2)
For 2020 periods, represents expenses associated with the proposed strategic transaction with Outbrain Inc. which we elected not to consummate, and for 2021 periods, relates to expenses related to the merger with ION Acquisition Corp. 1 Ltd., the acquisition of Connexity and going public.

We calculate Ratio of Net income (loss) to Gross profit as Net income (loss) divided by Gross profit. We calculate Ratio of Adjusted EBITDA to ex-TAC Gross Profit as Adjusted EBITDA divided by ex-TAC Gross Profit. We believe that the Ratio of Adjusted EBITDA to ex-TAC Gross Profit is useful because TAC is what we must pay digital properties to obtain the right to place advertising on their websites, and we believe focusing on ex-TAC Gross Profit better reflects the profitability of our business. The following table reconciles Ratio of Net income (loss) to Gross profit and Ratio of Adjusted EBITDA to ex-TAC Gross Profit.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	(unaudited)		(unaudited)

	(dollars in thousands)		(dollars in thousands)
Gross profit	$107,685	$89,596	$297,429	$226,476
Net income (loss)	$17,296	$16,688	$(25,533)	$5,740
Ratio of Net income (loss) to Gross profit	16.1%	18.6%	(8.6%)	2.5%

ex-TAC Gross Profit	$126,869	$104,297	$349,653	$272,150
Adjusted EBITDA	$39,734	$40,055	$114,080	$73,200
Ratio of Adjusted EBITDA Margin to ex-TAC Gross Profit	31.3%	38.4%	32.6%	26.9%

Free Cash Flow

We believe that Free Cash Flow, which we calculate as Net cash provided by operating activities minus purchases of property and equipment, including capitalized platform costs, is useful to provide management and others with information about the amount of cash generated from our operations that can be used for strategic initiatives, including investing in our business, making strategic acquisitions, and strengthening our balance sheet. We expect our Free Cash Flow to fluctuate in future periods as we invest in our business to support our plans for growth. Limitations on the use of Free Cash Flow include the following:

●
it should not be inferred that the entire Free Cash Flow amount is available for discretionary expenditures. For example, cash is still required to satisfy other working capital needs, including short-term investment policy, restricted cash, and intangible assets;

●
Free Cash Flow has limitations as an analytical tool, and it should not be considered in isolation or as a substitute for analysis of other GAAP financial measures, such as Net cash provided by operating activities; and

●	this metric does not reflect our future contractual commitments.

The following table provides a reconciliation of Net cash provided by operating activities to Free Cash Flow.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	(unaudited)		(unaudited)
	(dollars in thousands)		(dollars in thousands)
Net cash provided by operating activities	$26,573	$33,776	$40,553	$81,618
Purchases of property and equipment, including capitalized platform costs	(7,099)	(3,046)	(28,774)	(13,680)
Free Cash Flow	$19,474	$30,730	$11,779	$67,938

Components of Our Results of Operations

Revenues

Substantially all of our Revenues are generated from advertisers. We enter into commercial arrangements with advertisers defining the terms of our service and the basis for our charges. Generally, our charges are based on a CPC or CPM basis. For campaigns priced on a CPC basis, we recognize these Revenues when a user clicks on an advertisement we deliver. For campaigns priced on a CPM basis, we recognize these Revenues when an advertisement is displayed.

Cost of revenues

Our cost of revenue primarily includes Traffic acquisition cost and other cost of revenue.

Traffic acquisition cost

Traffic acquisition cost or TAC consist primarily of cost related to digital property compensation for placing our platform on their digital property and cost for advertising impressions purchased from real-time advertising exchanges and other third parties. Traffic acquisition costs also include up-front payments, incentive payments, or bonuses paid to the digital property partners, which are recognized over the respective contractual term of the digital property arrangement. Taboola has two primary compensation models for digital properties. The most common model is a revenue share model. In this model, Taboola agrees to pay a fixed percentage of the revenue that it generates from advertisements placed on the digital properties. The second model includes guarantees. Under this model, Taboola pays a greater of a fixed percentage of the revenue generated and a committed guaranteed amount per thousand page views (“Minimum guarantee model”). Actual compensation is settled on a monthly basis. Expenses under both the revenue share model as well as the Minimum guarantee model are recorded as incurred, based on actual revenues generated by Taboola at the respective month.  Our TAC does not include TAC related to Connexity because we account for its Revenues on a net basis.

Other cost of revenues

Other cost of revenues consist of data center and related costs, depreciation expense related to hardware supporting our platform, amortization expense related to capitalized internal use software and acquired technology, depreciation of communication equipment, personnel costs, and allocated facilities costs. Personnel costs include salaries, bonuses, share-based compensation, and employee benefit costs, and are primarily attributable to our operations group, which supports our platform and our clients.

Gross profit

Gross profit, calculated as revenues less cost of revenues, has been, and will continue to be, affected by various factors, including fluctuations in the amount and mix of revenue and the amount and timing of investments to expand our partner and client base. We hope to increase both our Gross profit in absolute dollars and as a percentage of revenue through enhanced operational efficiency and economies of scale.

Operating Expenses

Research and development expenses

Research and development expenses consist primarily of personnel costs, including salaries, bonuses, share-based compensation and employee benefits costs, allocated facilities costs, professional services and depreciation. We expect research and development expenses to increase in future periods to support our growth, including continuing to invest in optimization, accuracy and reliability of our platform and other technology improvements to support and drive efficiency in our operations. These expenses may vary from period to period as a percentage of revenue, depending primarily upon when we choose to make more significant investments.

Sales and marketing expenses

Sales and marketing expenses consist of payroll and other personnel related costs, including salaries, share-based compensation, employee benefits, allocated facilities costs and travel for our sales and marketing departments. We expect to increase selling and marketing expense to support the overall growth in our business.

General and administrative expenses

General and administrative expenses consist of payroll and other personnel related costs, including salaries, share-based compensation, employee benefits and expenses for executive management, legal, finance and others. In addition, general and administrative expense include fees for professional services and allocated facilities costs. We expect our general and administrative expense to increase as we scale up headcount with the growth of our business, and as a result of operating as a public company, including compliance with the rules and regulations of the Securities Exchange Commission, legal, audit, additional insurance expenses, investor relations activities, and other administrative and professional services.

Other income (expenses), net

Finance expenses, net

Finance expenses, net, primarily consists of interest income (expense), warrant liability fair value adjustments, gains (losses) from foreign exchange fluctuations and bank fees.

Provision for income taxes

The statutory corporate tax rate in Israel was 23% for 2020, 2019 and 2018, although Taboola benefits from certain tax benefits under Israeli law (refer to the Note 14 to our audited consolidated financial statements included in our registration statement on Form F-1/A).

Pursuant to the Israeli Law for Encouragement of Capital Investments-1959 (the “Investments Law”) and its various amendments, under which the Company has been granted “Privileged Enterprise” status, we were granted a tax exemption status for the years 2018 and 2019. The 2018 tax exemption resulted in approximately $10.4 million of potential tax savings. In 2019, we did not benefit from the Privileged Enterprise status because we did not have taxable income. The benefits available to a Privileged Enterprise in Israel relate only to taxable income attributable to the specific investment program and are conditioned upon terms stipulated in the Investment Law. The Company received a Tax Ruling from the Israeli Tax Authority that its activity is an industrial activity and therefore eligible for the status of a Privileged Enterprise, provided that the Company meets the requirements under the ruling. If Taboola does not fulfill these conditions, in whole or in part, the benefits can be revoked and Taboola may be required to refund the benefits, for which the  amount will be linked to the Israeli consumer price index plus interest. As of December 31, 2020, management believes that the Company meets the aforementioned conditions.

For 2020 and subsequent tax years, we adopted The “Preferred Technology Enterprises” (“PTE”) Incentives Regime (Amendment 73 to the Investment Law) granting a 12% tax rate in central Israel on income deriving from benefited intangible assets, subject to a number of conditions being fulfilled, including a minimal amount or ratio of annual R&D expenditure and R&D employees, as well as having at least 25% of annual income derived from exports to large markets. PTE is defined as an enterprise which meets the aforementioned conditions and for which total consolidated revenues of its parent company and all subsidiaries is less than NIS 10 billion.

As of December 31, 2020, Taboola has an accumulated tax loss carry-forward of approximately $12 million. These tax losses in Israel can be offset indefinitely. Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

The following table provides consolidated statements of income (loss) data for the periods indicated:

	Three months ended September 30,
	2021	2020
	Unaudited

Revenues	$338,768	$290,585
Cost of revenues:
Traffic acquisition cost	211,899	186,288
Other cost of revenues	19,184	14,701
Total cost of revenues	231,083	200,989
Gross profit	107,685	89,596
Operating expenses:
Research and development expenses	29,946	21,485
Sales and marketing expenses	43,518	32,663
General and administrative expenses	34,345	13,907
Total operating expenses	107,809	68,055
Operating income (loss) before finance expenses	(124)	21,541
Finance income (expenses), net	13,960	(844)
Income before income taxes	13,836	20,697
Provision for income taxes	3,460	(4,009)
Net income	$17,296	$16,688
Less: Undistributed earnings allocated to participating securities	0	(5,819)
Net Income attributable to ordinary shares – basic and diluted	$17,296	$10,869
Net income per share attributable to ordinary shareholders, basic	$0.08	$0.29
Weighted-average shares used in computing net income per share attributable to ordinary shareholders, basic	229,024,803	38,101,268
Net income per share attributable to ordinary shareholders, diluted	$0.07	$0.18
Weighted-average shares used in computing net income per share attributable to ordinary shareholders, diluted	259,262,529	60,221,497

Comparison of the Three Months Ended September 30, 2021 and 2020
Revenues increased by $48.2 million, or 16.6%, for the three months ended September 30, 2021 compared to the three months ended September 30, 2020. The year-over-year change was positively impacted by consolidating one month of Connexity's financial results following the close of the acquisition on September 1, 2021.  New digital property partners within the first 12 months that were live on our network contributed approximately $23 million of new Revenues for the three months ended September 30, 2021 compared to the three months ended September 30, 2020.  Net growth of existing digital property partners, including the growth of new digital property partners (beyond the revenue contribution determined based on the run-rate revenue generated by them when they are first on-boarded), contributed approximately $25 million for the three months ended September 30, 2021 compared to the three months ended September 30, 2020.

Gross Profit increased by $18.1 million, or 20.2%, for the three months ended September 30, 2021 compared to the three months ended September 30, 2020.

Ex-TAC Gross Profit, a non-GAAP measure, increased $22.6 million, or 21.6%, for the three months ended September 30, 2021 compared to the three months ended September 30, 2020. The year-over-year change was negatively impacted by the withholding in the prior year of $7 million in guaranteed TAC payments to publishers that we subsequently agreed to pay in the fourth quarter of 2020, and positively impacted by consolidating one month of Connexity's financial results following the close of the acquisition on September 1, 2021.  Net growth of existing digital property partners, including the growth of new digital property partners (beyond the revenue contribution determined based on the run-rate revenue generated by them when they are first on-boarded), contributed a majority of the increase in ex-TAC Gross Profit for the three months ended September 30, 2021 compared to the three months ended September 30, 2020. New digital property partners within the first 12 months that were live on our network contributed the remainder of the increase in ex-TAC Gross Profit for the three months ended September 30, 2021 compared to the three months ended September 30, 2020.

Cost of revenues increased $30.1 million, or 15.0%, for the three months ended September 30, 2021 compared to the three months ended September 30, 2020.

Traffic acquisition cost increased $25.6 million, or 13.7%, for the three months ended September 30, 2021 compared to the three months ended September 30, 2020, reflecting the increase in Revenues. Revenues increased at a faster pace than Traffic acquisition cost due to increased yield on digital properties with guarantee obligations and a mix shift to higher margin digital properties. The cost of guarantees (total payments due under guarantee arrangements in excess of amounts the Company would otherwise be required to pay under revenue sharing arrangements) as a percentage of traffic acquisition costs were approximately 10% or less for both the three months ended September 30, 2020 and the three months ended September 30, 2021.

Other cost of revenues increased $4.5 million, or 30.5%, for the three months ended September 30, 2021 compared to the three months ended September 30, 2020, primarily as a result of increases of $1.3 million in employee related costs including one month of Connexity, $1.6 million in depreciation and amortization expenses including one month of Connexity and $0.9 million in data centers and information systems costs.

Research and development expenses increased by $8.5 million, or 39.4%, for the three months ended September 30, 2021 compared to the three months ended September 30, 2020, reflecting an increase of $9.2 million in employee related costs primarily attributable to higher share-based compensation expenses  resulting from equity awards that vested upon going public, partially offset by a $1.2 million decrease in depreciation expenses associated with the timing of new server investments.

Sales and marketing expenses increased by $10.9 million, or 33.2%, for the three months ended September 30, 2021 compared to three months ended September 30, 2020, reflecting an increase of $4.6 million in employee related costs primarily attributable to the previously mentioned share-based compensation expenses resulting from equity awards that vested upon going public, an increase of $4.3 million in amortization expenses related to intangibles from the Connexity acquisition, and an increase of $1.5 million in marketing event costs.

General and administrative expenses increased by $20.4 million, or 147.0%, for the three months ended September 30, 2021 compared to the three months ended September 30, 2020, primarily as a result of an increase of $9.5 million in employee related costs attributable to the higher share-based compensation expenses resulting from equity awards that vested upon going public and an increase of  $8.2 million related to M&A costs, legal consultants expenses related to regulatory matters and insurance expenses.

Finance income (expenses), net increased by $14.8 million for the three months ended September 30, 2021 compared to the three months ended September 30, 2020, primarily as a result of a $17.1 million devaluation of warrant liability, partially offset by increases of $2.0 million in foreign currency exchange loss and $1.2 million in interest cost primarily related to the loan facility.

Income before income taxes decreased by $6.9 million for the three months ended September 30, 2021 compared to the three months ended September 30, 2020, primarily due to an increase of employee related costs of $24.6 million attributable to the higher share-based compensation expenses resulting from equity awards that vested upon going public and the impact of consolidating  Connexity results of operation for one month and $5.2 million of additional depreciation and amortization expenses from the Connexity intangibles amortization, partially offset by a $17.1 million devaluation of warrant liability and $18.1 million increase in gross profit. Tax expense decreased by $7.5 million for the three months ended September 30, 2021 compared to the three months ended September 30, 2020, primarily affected by the benefit derived from the share options exercised with going public (i.e., share-based compensation expenses incurred as of vesting as a result of the triggering event of going public).

The following table provides consolidated statements of income (loss) data for the periods indicated:

	Nine months ended September 30,
	2021	2020
	Unaudited

Revenues	$970,790	$837,599
Cost of revenues:
Traffic acquisition cost	621,137	565,449
Other cost of revenues	52,224	45,674
Total cost of revenues	673,361	611,123
Gross profit	297,429	226,476
Operating expenses:
Research and development expenses	83,889	65,392
Sales and marketing expenses	146,962	99,495
General and administrative expenses	98,489	41,662
Total operating expenses	329,340	206,549
Operating income (loss) before finance expenses	(31,911)	19,927
Finance income (expenses), net	13,077	(1,050)
Income (loss) before income taxes	(18,834)	18,877
Provision for income taxes	(6,699)	(13,137)
Net income (loss)	$(25,533)	$5,740
Less: Undistributed earnings allocated to participating securities	(11,944)	(17,046)
Net loss attributable to ordinary shares – basic and diluted	$(37,477)	$(11,306)
Net loss per share attributable to ordinary shareholders, basic	$(0.35)	$(0.28)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic	107,884,927	40,144,245
Net loss per share attributable to ordinary shareholders, diluted	$(0.35)	$(0.28)
Weighted-average shares used in computing net income (loss) per share attributable to ordinary shareholders, diluted	107,884,927	40,144,245

Comparison of the Nine Months Ended September 30, 2021 and 2020

Revenues increased by $133.2 million, or 15.9%, for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020. The year-over-year change was positively impacted by consolidating one month of Connexity's financial results following the close of the acquisition on September 1, 2021.  New digital property partners within the first 12 months that were live on our network contributed approximately $68 million of new Revenues for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020.  Net growth of existing digital property partners, including the growth of new digital property partners (beyond the revenue contribution determined based on the run-rate revenue generated by them when they are first on-boarded), contributed approximately $66 million for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020.

Gross Profit increased by $71.0 million, or 31.3%, for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020.

Ex-TAC Gross Profit, a non-GAAP measure, increased $77.5 million, or 28.5%, for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020. The year-over-year change was negatively impacted by the withholding in the prior year of $17 million in guaranteed TAC payments to publishers that we subsequently agreed to pay in the fourth quarter of 2020, and positively impacted by including one month of Connexity's financial results following the close of the acquisition on September 1, 2021.  Net growth of existing digital property partners, including the growth of new digital property partners (beyond the revenue contribution determined based on the run-rate revenue generated by them when they are first on-boarded), contributed a majority of the increase in ex-TAC Gross Profit for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020. New digital property partners within the first 12 months that were live on our network contributed the remainder of the increase in ex-TAC Gross Profit for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020.

Cost of revenues increased $62.2 million, or 10.2%, for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020.

Traffic acquisition cost increased $55.7 million, or 9.8%, for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020, reflecting the increase in Revenues. Revenues increased at a faster pace than Traffic acquisition cost due to increased yield on digital properties with guarantee obligations and a mix shift to higher margin digital properties. The cost of guarantees (total payments due under guarantee arrangements in excess of amounts the Company would otherwise be required to pay under revenue sharing arrangements) as a percentage of traffic acquisition costs were approximately 12% or less for both the nine months ended September 30, 2020 and the nine months ended September 30, 2021.

Other cost of revenues increased $6.6 million, or 14.3%, for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020, primarily as a result of increases of $1.6 million in employee related costs, including one month of Connexity, $2.1 million in depreciation and amortization expenses including one month of Connexity, $0.9 million in data costs, $1.3 million in data centers and information systems costs and of $0.8 million in service taxes, partially offset by a decrease of $0.8 million in our content delivery network attributable to improved efficiencies.
Research and development expenses increased by $18.5 million, or 28.3%, for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020, reflecting an increase of $21.1 million in employee related costs primarily attributable to higher share-based compensation expenses resulting from equity awards that vested upon going public, partially offset by a $3.2 million decrease in depreciation expenses associated with the timing of new server investments.
Sales and marketing expenses increased by $47.5 million, or 47.7%, for the nine months ended September 30, 2021 compared to nine months ended September 30, 2020, reflecting an increase of $40.8 million in employee related costs primarily attributable to the previously mentioned share-based compensation expenses resulting from equity awards that vested upon going public, increase of $4.4 million amortization  expenses related to intangibles from the Connexity acquisition, and an increase of $3.9 million in marketing event costs.

General and administrative expenses increased by $56.8 million, or 136.4%, for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020, primarily as a result of an increase of $47.6 million in employee related costs attributable to the higher share-based compensation expenses resulting from equity awards that vested upon going public and an increase of  $5.9 million related to M&A costs, legal consultants expenses related to regulatory matters and insurance expenses.

Finance income, net increased by $14.1 million for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020, primarily as a result of a $17.1 million devaluation of warrant liability, partially offset by increases of $3.5 million in foreign currency exchange loss and $1.2 million in interest cost primarily related to the loan facility.

Loss before income taxes increased by $37.7 million for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020, primarily due to an increase of $93.4 million in share-based compensation expenses mainly resulting from equity awards that vested upon going public, partially offset by a $17.1 million devaluation of warrant liability and by an increase in gross profit of $71.0 million. Tax expense decreased by $6.4 million, or 49.0%, for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020, primarily affected by the benefit derived from the share options exercised with going public.

Liquidity and Capital Resources

Our primary cash needs are for working capital, acquisitions, contractual obligations and other commitments. To date, we have financed our operations primarily through private equity financings and, more recently, through the net proceeds from the merger with ION, equity issuances and borrowings under a loan to fund a portion of the Connexity acquisition and cash provided by operations. For the nine  months ended September 30, 2021 and 2020, we generated cash from operations of $40.6 million and $81.6 million, respectively.

As part of our growth strategy, we have made and expect to continue to make significant investments in research and development and in our technology platform. We also plan to consider possible future acquisitions. To fund our growth, depending on the magnitude and timing of our growth investments and the size and structure of any possible future acquisition, we may supplement our available cash from operations with issuances of equity or debt securities and/or make other borrowings which could be material.

As of September 30, 2021 and December 31, 2020, we had $311.8 million and $242.8 million, respectively, of cash and cash equivalents and $4.6 million and $7.0 million, respectively, in restricted deposits, used as security for our lease commitments. We believe that this, together with net proceeds from our engagements with advertisers, clients and digital property partners, will provide us with sufficient liquidity to meet our working capital and capital expenditure needs for at least the next 12 months. In the future, we may be required to obtain additional equity or debt financing in order to support our continued capital expenditures and operations. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies, this could reduce our ability to compete successfully and harm our business, growth, and results of operations.

In light of the recent worldwide COVID-19 pandemic, we are closely monitoring the effect that current economic conditions may have on our working capital requirements. To date, the pandemic has not had a material negative impact on our cash flow or liquidity. We cannot provide any assurance regarding future possible COVID-19-related impacts on our business.

Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth under “Risk Factors” in our Prospectus dated October 6, 2021 forming part of our registration statement on Form F-1/A.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Nine Months Ended September 30,
	2021	2020
	(unaudited)
Cash Flow Data:
Net cash provided by operating activities	40,553	81,618
Net cash provided by (used in) investing activities	(609,735)	15,149
Net cash provided by financing activities	636,282	1,049
Effect of exchange rate changed on cash	1,857	937
Net increase in cash and cash equivalents	$68,957	$98,753

Operating Activities

During the nine months ended September 30, 2021, Net cash provided by operating activities was $40.6 million, a decrease of $41.0 million, compared to $81.6 million for the same period in 2020. Net cash provided by operating activities of $40.6 million for the nine months ended September 30, 2021 was primarily related to our net loss of $25.5 million adjusted by non-cash charges including depreciation and amortization of $30.1 million and share-based compensation expense related to vested equity awards of $103.6 million mostly triggered by going public, partially offset by $17.1 million of warrant liability devaluation and by an increase of $51.4 million used in working capital. The $51.4 million decrease in cash resulting from changes in working capital primarily consisted of a $38.4 million increase in prepaid expenses and other current assets and long-term prepaid expenses, $27.2 million decrease in trade payables, partially offset by a $14.5 million decrease in trade receivables. The change in working capital was primarily driven by seasonality of revenues, timing of collections, higher prepayments to our digital property partners, and higher guarantee compensation which we returned to in the fourth quarter of 2020 with certain of our digital property partners but paid during the first quarter of 2021 after agreeing with them to undo the 100% revenue share arrangement, reinstate the original payment terms, and receive payments, retroactively, of the guarantee under the original compensation terms.

Net cash provided by operating activities of $81.6 million for the nine months ended September 30, 2020 was primarily related to our net income of $5.7 million adjusted by non-cash charges of $35.8 million including depreciation and amortization of $26.8 million, and by $40.1 million provided by working capital. The $40.1 million increase in cash resulting from changes in working capital primarily consisted of a $15.5 million increase in other current liabilities, a $37.8 million decrease in trade receivables, a $14.8 million decrease in other current assets (including prepaid expenses), partially offset by a $27.4 million decrease in trade payables. The change in working capital was primarily driven by seasonality of revenues, timing of collections and as part of our close relationship with our digital property partners, the fact that certain of our partners that had guarantee compensation arrangements agreed to forgo their guarantee compensation and instead shift to 100% revenue share until yield recovered.

Investing Activities

During the nine months ended September 30, 2021, net cash used in investing activities was $609.7 million, a decrease of $624.8 million, compared to $15.1 million in net cash provided for the same period in 2020. Net cash used in investing activities for the nine months ended September 30, 2021 consisting of $583.3 million of cash paid in connection with Connexity acquisition and of $28.8 million of purchases of property and equipment, including capitalized platform costs.

Net cash provided by investing activities for the nine months ended September 30, 2020 consisting of $29.0 million of proceeds from short-term deposits partially offset by $13.7 million purchases of property and equipment, including capitalized platform costs.

Financing Activities

During the nine months ended September 30, 2021, net cash provided by financing activities was $636.3 million, an increase of $635.3 million, compared to $1.0 million for the same period in 2020. Net cash provided by financing activities for the nine months ended September 30, 2021 consisting of $347.5 million mostly from proceeds received from the ION merger and related transactions, and net of $288.8 million received from the loan.

Net cash provided by financing activities for the nine months ended September 30, 2020 consisting of $1.0 million resulting from proceeds received from share option exercises.

Contractual Obligations

The following table discloses aggregate information about material contractual obligations and the periods in which they are due as of September 30, 2021. Future events could cause actual payments to differ from these estimates.

	Contractual Obligations by Period
	2021	2022	2023	2024	2025	Thereafter
	(dollars in thousands)
Debt Obligations	$-	$3,000	$3,000	$3,000	$3,000	$288,000
Operating Leases (1)	$5,233	$17,337	$13,867	$12,092	$8,740	$17,050
Non-cancellable purchase obligations(2)	$2,025	$2,991	$1,038	$1	$-	$-
Total Contractual Obligations	$7,258	$23,328	$17,905	$15,093	$11,740	$305,050

(1)	Represents future minimum lease commitments under non-cancellable operating lease agreements.

(2)	Primarily represents non-cancelable amounts for contractual commitments in respect of software and information technology.

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty. The table above does not reflect any reduction for prepaid obligations as of September 30, 2021. As of September 30, 2021, we have a provision related to unrecognized tax benefit liabilities totaling $2.4 million and other provisions related to severance pay and contribution plans, which have been excluded from the table above as we do not believe it is practicable to make reliable estimates of the periods in which payments for these obligations will be made.

Other Commercial Commitments

In the ordinary course of our business, we enter into agreements with certain digital properties, under which, in some cases we agree to pay them a guaranteed amount, generally per thousand page views on a monthly basis. These agreements could cause a gross loss on digital property accounts in which the guarantee is higher than the actual revenue generated. These contracts generally range in duration from 2 to 5 years, though some can be shorter or longer. These contracts are not included in the table above.

Off-Balance Sheet Arrangements

As of September 30, 2021 and December 31, 2020, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

Critical Account Policies and Estimates

Our discussion and analysis of financial condition results of operations are based upon our consolidated interim financial statements included elsewhere in this report. The preparation of our consolidated interim financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, including the anticipated impact of COVID-19, and we evaluate these estimates on an ongoing basis. Actual results may differ from those estimates.

Our critical accounting policies are those that materially affect our consolidated financial statements and involve difficult, subjective or complex judgments by management. There have been no material changes to our critical accounting policies and estimates as compared to those described in our Prospectus dated October 6, 2021 forming part of our registration statement on Form F-1/A, including those described in Note 2 to our audited consolidated financial statements as of and for each of the three years in the period ended December 31, 2020, except as noted below.

Revenue Recognition

Connexity’s operations are consolidated beginning on September 1, 2021, the acquisition date. Connexity revenues are primarily derived from usage-based fees from customers accessing the Connexity enterprise cloud computing services platform for cost-per-click (“CPC”) advertising and performance-based cost-per-action (“CPA”) advertising.

CPC revenues consist of fees paid by online merchants and advertisers when a consumer is redirected to their website by the Connexity’s syndicated product listing platform, which feeds shopping-related content from merchants to ad platforms, publishers, and social influencers. CPA revenues are gathered when Connexity enters a performance-based arrangement with a merchant or advertiser. The company recognizes revenues when the performance criteria have been met.

The determination of whether revenue should be reported gross of amounts billed to online merchants and advertisers (gross basis) or net of payments to digital properties partners (net basis) requires significant judgment and is based on management assessment of whether Connexity is acting as the principal or an agent in the transaction. Prior to our acquisition of Connexity in September 2021, Connexity recorded a portion of its revenues on a gross basis, before traffic acquisition costs, and a portion on a net basis, after traffic acquisition costs. After we acquired Connexity, we determined that we will account for Connexity’s revenues on a net basis beginning on the September 1, 2021 acquisition date, as we believe that Connexity acts as an agent in its arrangements as it does not have the ability to direct the service to its customers. This change has no impact on Connexity’s gross profit, ex-TAC Gross Profit, net income (loss) or Adjusted EBITDA but results in lower revenues compared to Connexity’s pre-acquisition accounting presentation. This change is reflected in our results for the three- and nine-month periods ended September 30, 2021.

Share-Based Compensation

 Share-based compensation expense related to share-based awards is recognized based on the fair value of the awards granted and recognized as an expense over the requisite service period for share options and performance-based RSUs. We elect the straight-line recognition method for awards subject to graded vesting based only on a service condition and the accelerated method for awards that are subject to performance. The compensation expense associated with performance based RSUs is adjusted based on the probability of achieving performance targets. Forfeitures are accounted for as they occur instead of estimating the number of awards expected to be forfeited.

The fair value of each option award is estimated at the time of the grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying ordinary shares, the expected term of the award, the expected volatility of the price of the Company’s ordinary shares, risk-free interest rates, and the expected dividend yield of ordinary shares. The fair value of each RSU award is based on the fair value of the underlying ordinary shares at the time of the grant. The assumptions used to determine the fair value of the share awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment.

The fair value of each option award is estimated at the time of the grant using the Black-Scholes model using the following assumptions:

	Nine Months Ended September 30,
	Unaudited
	2021	2020
Volatility	51.47% -54.72%	47.65% -53.82%
Risk-free interest	0.61% - 1.27%	0.38% - 1.68%
Dividend yield	0%	0%
Expected Term (in years)	5 - 6.86	5.99 - 6.25

Fair Value of Taboola Ordinary Shares. For share based awards issued during periods prior to the public listing and trading of Taboola Ordinary Shares, the fair value was determined by our board of directors, with input from management and valuation reports prepared by third-party valuation specialists. Subsequent to our initial listing on NASDAQ, the fair value of our ordinary shares is based on the closing price of our ordinary shares as reported at the time of the grant.

Risk-Free Interest Rate. The risk-free rate for the expected term of the options is based on the Black-Scholes option-pricing model on the yields of U.S. Treasury securities with maturities appropriate for the expected term of employee share option awards.

Expected Term. The expected term represents the period that options are expected to be outstanding. We determine the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.

Expected Volatility. Prior to the public listing and trading of Taboola Ordinary Shares, we had no trading history and we derived expected volatility from the average historical share volatilities of several unrelated public companies within our industry over a period equivalent to the option’s expected term.

Expected Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. As a result, an expected dividend yield of zero percent was used.

Ordinary Shares Valuations

The fair value of the Taboola Ordinary Shares underlying our equity awards granted prior to our public listing and trading was determined by our board of directors, after considering contemporaneous third-party valuations and input from management. The valuations of Taboola Ordinary Shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The assumptions we use in the valuation models were based on future expectations combined with management judgment, and considered numerous objective and subjective factors to determine the fair value of Taboola Ordinary Shares as of the date of each option grant, including the following factors:

●	the prices, rights, preferences, and privileges of our preferred shares relative to our common share;
●	our operating and financial performance;
●	current business conditions and projections;
●	the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company, given prevailing market conditions;
●	any adjustment necessary to recognize a lack of marketability of the Taboola Ordinary Shares underlying the granted options; and
●	the market performance of comparable publicly-traded companies.

In valuing Taboola Ordinary Shares, absent an arm’s-length current/recent round of financing, the fair value of our business, or equity value, was determined using both the income approach and market approach. The income approach estimates value based on the expectation of future cash flows that the company will generate. These future cash flows are discounted to their present values using a discount rate based on the capital rates of return for comparable publicly traded companies and is adjusted to reflect the risks inherent in the company’s cash flows relative to those inherent in the companies utilized in the discount rate calculation. The market approach estimates value based on a comparison of the company to comparable public companies in a similar line of business.

We used the Hybrid method which is the combination of Probability Weighted Expected Return Method (“PWERM”) and option pricing method (“OPM”) to determine our Ordinary Share value.

The PWERM involves the estimation of the value of our company under multiple future potential outcomes and estimates the probability of each potential outcome. The per-share value of our Ordinary Shares as determined through the PWERM was ultimately based upon probability-weighted per share values resulting from the various future scenarios, which include an initial public offering and continued operation as a private company.

The OPM allocates the overall company value in one of the scenarios to the various share classes based on differences in liquidation preferences, participation rights, dividend policy, and conversion rights, using a series of call options.

After the value for Taboola Ordinary Shares was determined, a discount for lack of marketability (“DLOM”) was applied to arrive at the fair value of the Taboola Ordinary Shares on a non-marketable basis. A DLOM is applied in order to reflect the lack of a recognized market for a closely held interest and the fact that a non-controlling equity interest may not be readily transferable. A market participant purchasing this share would recognize this illiquidity associated with the shares, which would reduce the overall fair market value.

Subsequent to our initial listing on NASDAQ, the fair value of our ordinary shares is based on the closing price of our ordinary shares as reported on the date of the respective grant.

Warrant Liability

We evaluated the Public Warrants and Private Placement Warrants (collectively, ‘‘Warrants’’) in accordance with ASC 815-40, ‘‘Derivatives and Hedging — Contracts in Entity’s Own Equity’’, and concluded that a provision in the Warrant Agreement related to certain tender or exchange offers, as well as provisions that provided for potential changes to the settlement amounts dependent upon the characteristics of the holder of the warrant, preclude the Warrants from being accounted for as components of equity.

As the Warrants meet the definition of a derivative as contemplated in ASC 815 and are not eligible for an exception from derivative accounting, the Warrants are recorded as derivative liabilities on the Balance Sheet and measured at fair value at inception (on June 29, 2021, the date of the Business Combination) and at each reporting date in accordance with ASC 820, ‘‘Fair Value Measurement’’, with changes in fair value recognized in the Statement of Operations in the period of change.

Business combinations

We account for business combinations using the acquisition method of accounting. We determine the recognition of intangible assets based on the following criteria: (i) the intangible asset arises from contractual or other rights; or (ii) the intangible asset is separable or divisible from the acquired entity and capable of being sold, transferred, licensed, returned or exchanged. We allocate the purchase price of business combinations to the tangible assets, liabilities and intangible assets acquired, based on their estimated fair values. The excess purchase price over those fair values is recorded as goodwill. During the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company’s consolidated statement of operations. The process of estimating the fair values requires significant estimates, especially with respect to intangible assets. Critical estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from customer contracts, merchant/network affiliate relationship, publisher relationship, technologies, tradenames and discount rates. We estimate fair value based upon assumptions that are believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Recent Accounting Pronouncements

See the section titled “Significant Accounting Policies - Recently Issued Accounting Pronouncements” in Note 2 of Notes to our consolidated interim financial statements included elsewhere in this report.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position because of adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure resulting from potential changes in inflation, exchange rates or interest rates. We do not hold financial instruments for trading purposes.

Foreign Currency Exchange Risk

A 10% increase or decrease of the NIS, euro, British pound sterling, or the Japanese yen against the U.S. dollar would have impacted the Consolidated Statements of Income (loss) as follows:

	Operating income impact Nine Months Ended September 30,
	2021		2020
	(dollars in thousands)
	+10%	-10%	+10%	-10%
NIS/USD	$(6,350)	$6,350	$(3,933)	$3,933
EUR/USD	$4,735	$(4,735)	$3,465	$(3,465)
GBP/USD	$(3,466)	3,466	$(3,815)	$3,815
JPY/USD	$1,559	$(1,559)	$1,229	$(1,229)

Interest Rate Risk

Interest rate risk is the risk that the value or yield of fixed-income investments may decline if interest rates change. Fluctuations in interest rates may impact the level of interest expense recorded on future borrowings. We do not enter into derivative financial instruments, including interest rate swaps, for hedging or speculative purposes.

Credit Risk

Credit risk with respect to accounts receivable is generally not significant, as we routinely assess the creditworthiness of our partners and clients. We generally have not experienced any material losses related to receivables from advertisers during the three years ended December 31, 2020. We do not require collateral. Due to these factors, no additional credit risk beyond amounts provided for collection losses is believed by management to be probable in our accounts receivable.

As of September 30, 2021, we maintained cash and cash equivalents primarily in banks in Israel, United States and United Kingdom. In the United States and United Kingdom, the Company deposits are maintained with commercial banks, which are insured by the U.S. Federal Deposit Insurance Corporation (“FDIC”) and Financial Services Compensation Scheme (“FSCS”), which is authorized by the Bank of England (acting in its capacity as the Prudential Regulation Authority (PRA), respectively. In Israel, commercial banks do not have government-sponsored deposit insurance. At various times, we have deposits in excess of the maximum amounts insured by the FDIC and FSCS. Historically we have not experienced losses related to these balances and believe our credit risk in this area is reasonable. As of September 30, 2021, we maintained balances of approximately $162 million and $54 million with U.S. banks in excess of the amounts insured by the FDIC and in the United Kingdom banks in excess of the amounts insured by the FSCS, respectively.